VUANCE RECEIVES STAFF DETERMINATION
PURSUANT TO MARKETPLACE RULE 4310(c)(3) FROM NASDAQ

VUANCE to Request Hearing with Listings Qualifications Panel

Franklin, WI. – April 2, 2009 – VUANCE Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and incident response management, announced today that it has been informed by The Nasdaq Stock Market Inc. (“Nasdaq”) on March 30, 2009 that it has not complied with the minimum $2.5 million in stockholders’ equity, $35 million market capitalization, or $500,000 net income requirements for continued listing on The Nasdaq Capital Market set forth in Marketplace Rule 4310(c)(3), and therefore, trading of the Company’s ordinary shares will be suspended at the opening of business on April 8, 2009, and a form 25-NSE will be filed with the SEC removing the Company’s securities from listing and registration on The Nasdaq Capital Market, unless the Company requests an appeal of the delisting decision by Nasdaq.

The Company has the right to appeal the Nasdaq determination to a Nasdaq Listings Qualifications Panel (the “Panel”) and the Company intends to appeal this determination.  The appeal will automatically stay the delisting of the Company’s common stock until the Panel reaches a decision.  There can be no assurance that the Panel will grant the Company’s request for continued listing.

In the event that the Panel denies the Company’s request for continued listing on The Nasdaq Capital Market, the Company’s common stock could be eligible for quotation and trading on the OTC Bulletin Board in accordance with applicable rules and regulations.

About VUANCE Ltd.
VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enable our business partners to offer their customers end-to-end solutions that can overcome the most difficult security challenges. Its Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," “anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden Communications
Brett Maas, 646-536-7331
brett@haydenir.com